EXHIBIT 1

Transcript of Interview of Carlos Rodriguez, CEO of Automatic Data Processing, Inc., by Jim Cramer, CNBC, August 21, 2017*

Jim Cramer, Host:  What do we make of the ongoing saga with Automatic Data Processing, the nation’s largest payroll processor that also provides cloud-based human capital management software, and its tussle with Pershing Square, the big hedge fund run by notorious, or some could say famous, activist Bill Ackman. Last week, Ackman presented a 168 page presentation about how ADP is underperforming. He outlined the steps the company could take to turn itself around. Then, this morning we learned that ADP’s board of directors had unanimously voted against the three board members nominated by Pershing Square, which by the way owns 8% of the company. The general consensus among the analysts who follow the stock is that while most of Ackman’s points make some sense, many are actually being worked on right now. The whole thing has gotten a little more than contentious. I think Ackman raises a number of points that do need a rebuttal because they seem pretty serious, and if addressed properly, maybe something could lead them to a higher stock price, although other accusations amount to what some would call violations of SEC disclosure rules, and I think those have had a deleterious impact on the stock itself. Why do I say that? Because the stock’s been falling ever since the presentation came out. So, what the heck is going on here? Let’s take a closer look with Carlos Rodriguez – he’s the president and CEO of Automatic Data Processing. Hear more about how his company’s doing and how this tussle with Bill Ackman is unfolding. Mr. Rodriguez, welcome to Mad Money. Good to see you, sir. Have a seat.

Carlos Rodriguez, ADP:  Thank you for having me. I appreciate it.

Jim Cramer:  Well, first of all, I am, as I should fully disclose — I'm an Automatic Data customer. Usually at [inaudible] and I've had — I checked with my manager just this weekend, we’ve had three years. And it’s been a terrific relationship, so I put that out so that someone says, “Hey, listen, you're on — you work with them?” We do indeed, we do indeed. Now, one thing — I’ve got the presentation, and it took a little while to read, and I spent most of yesterday doing it, but the one thing’s clear, is that Mr. Ackman spent a lot of time on the actual presentation. Wouldn’t it be good to have someone like that on the board helping you reach better decisions?

Carlos Rodriguez:  Well, he definitely put in a tremendous amount of effort and a lot of research into the company. I think he did come to some wrong conclusions. I think one of the things that I would’ve, I think, appreciated, was the opportunity to have a discussion about some of the conclusions that he reached and some of the data he used to come to those conclusions.

Jim Cramer:  Well, then, let’s understand that this was sprung on you, then. You did not have a back & forth about the many of 176 pages worth of things that he feels you’re not doing right.

Carlos Rodriguez:  That was the first time we saw the presentation — the same time you saw the presentation.

Jim Cramer:  Hmm, okay. So then, therefore, when he talks about the underperformance you concealed, he says that you overstated your growth and the client count is misleading, and commentary on client loss is misleading. Had you sat down with him, do you think he would’ve reached different conclusions about those charges?

Carlos Rodriguez:  I think so. As an example, one of the things that I think it was the central thesis to his presentation, was that our sales results were overstated which, as you just mentioned, around SEC disclosure, etcetera.  We kind of take offense to the implication that we are, I guess, playing with numbers or not disclosing information that we should be disclosing, but as an example on our new business bookings number, apparently they’ve come to the conclusion that we somehow are including the pass-throughs of our PEO business in the booking results, which is not accurate. And there’s a couple other examples—

Jim Cramer:  As a professional and PEO.

Carlos Rodriguez:  Correct. It’s one of our lines of business. And I think other examples are—they were using a client count number from, I think it was 2009 from a presentation in our up market business, which included some of our standalone clients. We have a core HCM payroll business, and then we also have—

Jim Cramer:  Human Capital Management

Carlos Rodriguez:  And we also have these standalone clients. Like, we do taxes for some companies even though we don’t do payroll. Anyway, long story short, in 2009, whoever made that presentation, which was before my tenure, included those clients also in the total number and the number that he’s comparing it to today is not the same number. So, our client count has not gone down from 5,000 to 2,500. In fact, it’s about slightly up, to modestly up, depending on your perspective. And then if I can, one more—

Jim Cramer:  Sure. No, absolutely.

Carlos Rodriguez:  I appreciate it, I’m ready to clear the record here. There’s also a comment about sales force productivity, and again, I think if we had had the opportunity to have a conversation and explain kind of what the source of the data was, where they got the information from, we could’ve clarified that it was just wrong.

Jim Cramer:  So the head count at 50% sales up—in other words, the numbers basically imply that the headcount you added, it didn’t boost any productivity. That is not the case?

Carlos Rodriguez:  That is not correct. So, our sales grew from the time I started as CEO through fiscal year ’16 at 10% compounded annually, and ’17, as you know, we had an issue because we had a grow over with ACA, but throughout that entire time, our sales headcount growth has been half, on a compounded basis, half of the growth of sales. Hence, we have achieved productivity.

Jim Cramer:  Okay. I mean, I do feel, in full disclosure, again—I mean, your stock has been terrific under you, so I feel like in some ways, I’m asking you to defend your life against something where there are other — 400 other people that could be sitting in this seat, who probably have much more reason to have to sit in this seat to answer these things. But I think it’s an interesting and important discussion because he does want [unintelligible] He does own 8% of the company; shouldn’t that put him in the room, so to speak?

Carlos Rodriguez:  Well, if I could comment on the performance for a minute, because I think it is, you know — I believe in “the system,” in our economic system, in our country’s system, and it is a little troubling because I think sometimes people in this seat, their stock has been underperforming for 5-7 years and I think they deserve to be in the hot seat, and then, it feels now like if you do perform, you’re in the hot seat, and if you don’t perform, you’re in the hot seat.

Jim Cramer:  And your numbers for just the S&P?

Carlos Rodriguez:  Up 200 percent. S&P is somewhere around 80 to 90% over the same period, and if I can add, because I think it’s public information, Pershing Square is up, I think it was 22% before fees and 7% after fees. Now, I’m not sure how it’s possible to have that much in fees to have your return go down by that much, but that’s what the published letter is from Pershing Square.

Jim Cramer:  So, we’ll have to get his comment on that, but that’s obvious that your performance is—

Carlos Rodriguez:  Well, it’s his letter, so I’m assuming that it’s—

Jim Cramer:  Well, I don’t have that.

Carlos Rodriguez:  I have it for you.

Jim Cramer:  Okay, well, I trust you. I mean, it is more contentious than what I’m used to on the show, let’s just put it that way. Okay, so, we’ve had Paychex on a number of times, and we’ve had Workday on a number of times. Workday’s growing at 38%. Now, it’s a smaller company, but is that a comparison where I could say that Workday’s growing so much more rapidly than you, why aren’t you a cloud-based company growing as rapidly as they are?

Carlos Rodriguez:  Well, listen, it’s a fair question. I think it’s a successful company. We happen to partner with Workday in addition to competing with Workday. So, in many cases, their human capital management software, which is cloud-based, in addition to the rest of their ERP suite, which includes financials is something that we actually work with in terms of who provides our payroll and other standalone services as part of a solution that a client might buy with Workday. So, we actually have a very good relationship with Workday. They’re a good company, and as you said, the performance is undoubtedly very good.

Jim Cramer:  Okay. Paychex, we’ve had, more than [inaudible] every corner. His  margins are north of 40%, yours are much less than that. Should you not have the same margins that he has?

Carlos Rodriguez:  Well, we’re slightly different companies in terms of the makeup of the company. We have an international business that Paychex doesn’t have. We also have an up-market business which tends to have structurally lower margins, and we also have BPO businesses that have structurally lower margins, but they’re all still great businesses because they’re very low capital intensity and very, very good returns. Having said that, I have to say that again, you picked another good company, because Paychex is, I think, a great competitor.

Jim Cramer:  Now, they’re all small to midsize mostly, [unintelligible] always talks about that. Do you have similar margins of 40% on your small to midsize?

Carlos Rodriguez:  Very close. We have made a tremendous amount of progress in the last five years on our down market business. That’s kind of the first business where we built an entire cloud-based versionless software system that we then migrated all of our clients onto. Today we have over 500,000 clients on, what we call RUN, in the down-market. That’s really freed up enormous resources which have translated into, not just happier clients and better client retention, but also higher margins, and better margins than we had five years ago.

Jim Cramer:  Okay, so, if you have 40% on that, wouldn’t that presume that therefore your larger business would have 11 or 12?

Carlos Rodriguez:  So, if I could just clarify, I didn’t say 40% because we don’t have—

[crosstalk]

Jim Cramer:  That’s one of the problems I’ve found is that there’s a lot of things that read apples-to-apples in the report, but it sounds like, from what I’m hearing from you, that apples-to-apples may be a little less clear than what the report says.

Carlos Rodriguez:  Well, I think you really have to kind of get down to the details, as you have to roll up your sleeves and kind of look at what’s really behind the numbers. So, as an example, there were comparisons in the presentation to us and other companies who exclude their stock compensation, which we don’t. There are other companies that are actually—

Jim Cramer:  Therefore those earnings would not look greater than they should be.

Carlos Rodriguez:  Correct, correct.

Jim Cramer:  If they use that kind of [unintelligible]

Carlos Rodriguez:  Right, and other things like, you know, using an EBITDA comparison rather than what we published as our margin is really an EBIT number.

Jim Cramer:  Right. Okay, so, there's David Faber interviewed you and you said that you're that basically Ackman said your company’s insular and that there hasn’t been a new amount of a lot of change, and then I look at the proxy statement – it does seem like those people have been there a lot, and at the same time, you called Ackman a spoiled brat, which I understand because he shocked you with this stuff, but I’m most trying to figure out, well, you know, is the charge that you’re insular correct? And is he a spoiled brat, and what did he do, given that he owns 8%, to merit that name?

Carlos Rodriguez:  Well, as you can imagine, I would say that we don’t deserve the name “insular.” As an example, one of the things that was talked about in the presentation was how insular our technology organization was and 20% of our technology engineers are less than a year into the company, so we’ve been refreshing our engineering talent. In fact, 50% of the engineering talent is less than 5 years with the company. As to the senior leadership team – I think if you had other people in this seat from large companies, I think you’d see a similar picture, which is a team that’s relatively new to me in the sense that I didn’t inherit the same team that is in place now, but who rose up through the company. I think that’s fairly typical in a company. We have lots of talent that we bring in from the outside. In fact, 25% of what we call the senior executives of the company last year that were hired into positions were hired from the outside. So we are bringing in talent from the outside, we’re refreshing the company, and I’m incredibly proud of the organization, and I don’t think we’re insular at all.

Jim Cramer:  One last question – had there been another way to approach? Had Mr. Ackman called you and said, “Look, we want to work with you, we have a big position, maybe one day we could have a board seat,” and he gave a reasonable presentation, would that ever come to pass, that he might have had a board seat? Or that he wouldn't fight — you wouldn’t fight it and it wouldn’t have to be a proxy fight?

Carlos Rodriguez:  Well, just to be clear, I’m not fighting anything. The board of directors—

Jim Cramer:  The board of directors, I’m sorry, you’re absolutely right, the “you” is wrong. But would the board of directors at least think otherwise, that it could’ve been done in a better manner, or a manner that maybe people found more reasonable?

Carlos Rodriguez:  Despite what you might think, we’re professionals, and we don’t take things personally. So, I think the manner is less important than the facts, and I think the facts speak for themselves. The performance that we have versus Pershing Square, the ideas which have been brought up, which are not new to us and not new to the board of directors or to the management team. So I think it’s a deeper issue than the manner and the form in which it was presented. But it was an odd way to approach a company. In fact, I had a conversation with Bill right before, you know, we, I guess, agreed to disagree that he was going to launch a proxy contest, and I asked him, “Bill, why can't you — I know you have a vacation, which is what’s getting in the way and why you need to have an extension of this deadline, but when you get back from vacation, can we meet—why can’t we meet then? Or the week after that, or two weeks after that?” And he did mention that he wasn’t ready yet for this presentation, but I said, “Well, when you’re ready, we’ll meet, whether it’s late August, September.” And he said, “I’m afraid that’s not going to work because that’s not the way my business works – I have to have the leverage over the threat of launching a proxy contest in order to get you guys to agree to the things that I want to do with the company.” And again, I’ll just add that I’m hoping he’s an 8% shareholder, because as you know, I’m not sure if it’s to conceal what the transactions were, but there were derivatives that were used, stock options and forward contracts, and I’m hoping that at this point, now that he doesn’t need to conceal his position anymore, that he’s converted his ownership into true stock ownership, and not just a leverage position using stock options.

Jim Cramer:  All right, well, what we’ll do is we’ll get his responses to this – I mean I hate to play ping pong, but you were very fair to answer what I thought were synopses of the questions he asked, and I really appreciate you coming on, sir. And I always say, you are what your record says you are, and you are [inaudible] the S&P.

Carlos Rodriguez:  Well, thank you very much for having me, I appreciate it.

Jim Cramer:  Thank you. Okay, that’s Carlos Rodriguez – he’s the president & CEO of Automatic Data Processing, ADP. Mad Money is back after the break.

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*Permission to distribute the foregoing transcript has not been sought or obtained.